July 31, 2017

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Venator Materials PLC

Registration Statement on Form S-1 (as amended)

File No. 333-217753

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Venator Materials PLC that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:30 p.m., Washington, D.C. time, on August 2, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 3,600 copies of the Preliminary Prospectus dated July 24, 2017 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

GOLDMAN SACHS & CO. LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Clayton H. Hale III
Name: Clayton H. Hale III
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Eugene Sohn
Name: Eugene Sohn
Title: Executive Director

As representatives of the several underwriters.

[Signature Page to Acceleration Request Letter]